**The Clorox Company** News Release



## CLOROX ANNOUNCES OFFERING OF $1.65 BILLION SENIOR NOTES

OAKLAND, Calif., November 29, 2004 – The Clorox Company (NYSE: CLX) (PCX: CLX) today announced that it intends to offer $1.65 billion aggregate principal amount of three-year floating-rate senior notes and five- and 10-year fixed rate senior notes in a private placement transaction, subject to market and certain other conditions.

Clorox stated that it intends to use the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial-paper program used to finance the cash contribution it made in connection with its previously announced share exchange with Henkel KGaA.

The securities to be offered will not be registered under the Securities Act or applicable state securities laws or blue sky laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from the registration requirements. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the notes.

The statements in this press release regarding the timing of the proposed private placement and its terms are forward-looking statements that involve risks and uncertainties including, but not limited to, market conditions and the price and market for the securities to be offered.

**Media Relations**

Kathryn Caulfield (510) 271-7209

Dan Staublin (510) 271-1622

**Investor Relations**

Steve Austenfeld (510) 271-2270

Michael Iracondo (510) 271-2156